Prospectus Supplement filed under Rule 424(b)(3)

Registration Number 333-124977

Prospectus Supplement No. 2, dated November 14, 2005

(To Prospectus dated September 1, 2005)

3,275,151 Shares of Common Stock

Haynes International, Inc.

This prospectus supplement to the prospectus dated September 1, 2005 relates to the public offering, which is not being underwritten, of 3,275,151 shares of our common stock that are held by the selling stockholders identified in the prospectus.

This prospectus supplement should be read in conjunction with the prospectus dated September 1, 2005, which is to be delivered with this prospectus supplement.  The information in this prospectus supplement updates and supercedes certain information contained in the prospectus dated September 1, 2005.

An investment in our common stock involves risk.  See “Risk Factors” beginning on page 8 of the prospectus dated September 1, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has passed upon the accuracy or adequacy of the prospectus or this prospectus supplement or the investment merits of our common stock.  Any representation to the contrary is a criminal offense.

1.	On September 7, 2005, we filed with the Securities and Exchange Commission a current report on Form 8-K, which contained the following information:

On August 31, 2005, Haynes International, Inc. (the "Company") entered into Amendment No. 4 to Amended and Restated Loan and Security Agreement (the "Amendment"), by and among the Company, The Haynes Wire Company, the Lenders (as defined in the Amendment), and Wachovia Capital Finance Corporation (Central), as agent for the Lenders, which amended the Amended and Restated Loan and Security Agreement, dated August 31, 2004 (as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 (each as previously filed with the SEC), the "Loan and Security Agreement"). In addition to other non-material changes, the Amendment amended the Loan and Security Agreement to: (a) change the amounts of the "applicable margin" to be applied to the rate of interest in certain circumstances; (b) extend the Maturity Date from April 12, 2007 to April 12, 2009; and (c) to add a Term B Loan pursuant to which Ableco Finance Company agreed to loan a total of $10,000,000 to Haynes. The above disclosure represents only a summary of the Amendment and readers are encouraged to review the full text of the Amendment, a copy of which is filed with this Form 8-K as Exhibit 10.1.

2.	On November 14, 2005, we filed with the Securities and Exchange Commission a current report on Form 8-K, which contained the following information:
(a)	Director Compensation

On November 7, 2005, the Compensation Committee of the Board of Directors of Haynes International, Inc. (the "Company") approved a compensation arrangement whereby members of the Board of Directors who are requested by the Chairman of the Board of Directors to provide services to the Company which are over and above the services that are routinely provided to the Company by its directors are to be compensated in the amount of $1,000 per day for each day on which such services are provided. A summary of this compensation arrangement is filed with this Form 8-K as Exhibit 10.01.

(b)	Amendment to Haynes International, Inc. Stock Option Plan

On November 7, 2005, the Board of Directors of the Company approved an amendment of the Haynes International, Inc. Stock Option Plan (the "Plan"), whereby, in the event of a Change in Control (as defined in the Plan) of the Company, all outstanding options to purchase shares of the Company's common stock would become and remain exercisable as to all shares covered by such options without regard to any vesting schedule without any action by the Board of Directors or the Compensation Committee. The Plan had previously authorized the Board of Directors to accelerate the vesting of options upon a Change in Control in its discretion. All of the directors and certain executive officers of the Company hold options under the Plan.

This description is only a summary of the terms of the Plan and the amendment approved by the Board of Directors. Reference should be made to the Plan, which was filed as Exhibit 10.13 to the Company's Registration Statement on Form S-1 File No. 333-124977 for the terms and conditions of the Plan. Additionally, the Company will file the amendment to the Plan as an exhibit to the Company's next periodic report, which will be the Annual Report on Form 10-K for the year ended September 30, 2004.